UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)*

INPHONIC, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45772G 10 5
 (CUSIP Number)

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Richard R. Hesp, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
610 Lincoln Street Waltham, MA 02451
(781) 890-8800

August 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45772G105

1.	Name of Reporting Person: TCV IV, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,890,012 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 7,890,012 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,890,012 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 21.97%

14.	Type of Reporting Person (See Instructions): PN

(A) Includes warrants exercisable for 575,652 shares of common stock. Please see Item 5.

CUSIP No. 45772G105

1.	Name of Reporting Person: TCV IV Strategic Partners, L.P. See item 2 for identification of the General Partner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 294,207 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 294,207 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 294,207 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person (See Instructions): PN

(A) Includes warrants exercisable for 21,466 shares of common stock. Please see Item 5.

CUSIP No. 45772G105

1.	Name of Reporting Person: Technology Crossover Management IV, L.L.C. See item 2 for identification of the Managing Members		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,184,219 SHARES OF COMMON STOCK (A)

		8.	Shared Voting Power: -0- SHARES OF COMMON STOCK

		9.	Sole Dispositive Power: 8,184,219 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,184,219 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.79%

14.	Type of Reporting Person (See Instructions): OO

(A) Includes warrants exercisable for 597,118 shares of common stock. Please see Item 5.

CUSIP No. 45772G105

1.	Name of Reporting Person: JAY C. HOAG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,667 SHARES OF COMMON STOCK

		8.	Shared Voting Power: 8,184,219 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 8,190,886 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,190,886 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.81%

14.	Type of Reporting Person (See Instructions): IN

(A)	Includes warrants exercisable for 597,118 shares of common stock. Also includes options issued under the 1999 Stock Incentive Plan and held directly by Reporting Person that can be immediately exercisable into a total of 6,667 shares of common stock. Please see Item 5.

CUSIP No. 45772G105

1.	Name of Reporting Person: RICHARD H. KIMBALL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATED CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- SHARES OF COMMON STOCK

		8.	Shared Voting Power: 8,184,219 SHARES OF COMMON STOCK (A)

		9.	Sole Dispositive Power: 8,184,219 SHARES OF COMMON STOCK (A)

		10.	Shared Dispositive Power: -0- SHARES OF COMMON STOCK

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,184,219 SHARES OF COMMON STOCK (A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.79%

14.	Type of Reporting Person (See Instructions): IN

(A) Includes warrants exercisable for 597,118 shares of common stock. Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of InPhonic, Inc., a Delaware corporation (“InPhonic” or the “Company”). The Company’s principal executive offices are located at InPhonic, Inc., 1010 Wisconsin Avenue, Suite 600, Washington, DC 20007.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”) and (5) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1 and is incorporated by reference herein.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 of the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed on November 24, 2004 is hereby amended and supplemented as follows:
On January 7, 2005, TCV IV and Strategic Partners IV (collectively the “TCV IV Funds”) net exercised warrants to purchase shares of the Company’s Common Stock at an exercise price of $.03 per share. As a result of the net exercise, TCV IV surrendered 488 shares of Common Stock underlying the warrants to cover the exercise price of the warrants pursuant to the net exercise procedure in the warrants and received 434,885 shares of Common Stock. Strategic Partners IV surrendered 19 shares of Common Stock underlying the warrants to cover the exercise price of the warrants pursuant to the net exercise procedure in the warrants and received 16,215 shares of Common Stock.
The payment of the exercise price was through the disposition of shares of Common Stock underlying the warrants by the TCV IV Funds.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 of the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed on November 24, 2004 is hereby amended and supplemented as follows:
On August 30, 2005, each of the TCV IV Funds adopted a Preset Diversified ProgramSM (PDP) Sales Plan (each, a “Plan”) that is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended. The Plan adopted by TCV IV authorizes the sales of up to 2,892,156 shares of Common Stock of the Company by TCV IV and the Plan adopted by Strategic Partners IV authorizes the sales of up to 107,844 shares of Common Stock of the Company by Strategic Partners IV, in each case, in one or more market transactions at any time or from time to time over a twelve month period commencing September 13, 2005 in accordance with Rule 144 promulgated under the Securities Act of 1933.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons or shares received upon exercise of the warrants held by Reporting Persons in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on September 1, 2005, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Kimball owned, directly and indirectly, an aggregate of 8,190,886 shares as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares (a)

TCV IV	7,890,012	21.97%

Strategic Partners IV	294,207	Less than 1%

Management IV	8,184,219	22.79%

Mr. Hoag	8,190,886	22.81%

Mr. Kimball	8,184,219	22.79%

(a) all percentages in this table are based on the 35,307,827 shares of Common Stock of the Company outstanding, as reported on the Company’s Form 10Q filed with the Securities and Exchange Commission on August 15, 2005.
Each of the TCV IV Funds has the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Each of the TCV IV Funds has the sole power to direct the voting of its respective shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV as the sole general partner of the TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV may be deemed to have the sole power to direct the vote of the shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds and the shared power to direct the vote of the shares held by the TCV IV Funds and the shares received upon exercise of the warrants held by the TCV IV Funds. Mr. Hoag has the sole power to dispose and direct the disposition of the shares received upon exercise of his options and the sole power to direct the vote of the shares received upon exercise of his options. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
(d). Not applicable.
(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed on November 24, 2004, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 2	Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003. (incorporated by reference from Exhibit 10.4 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 3	Form of E Warrant and E2 Warrant (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 4	Form of Contingent Warrant and Contingent Warrant 2 (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 5	SPA Form 1 (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 6	Exchange of Equity Agreement dated June 12, 2003 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 7	SPA Form 2 (incorporated by reference from Exhibit 7 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 8	SPA Form 3 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 9	SPA Form 4 (incorporated by reference from Exhibit 9 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 10	SPA Form 5 (incorporated by reference from Exhibit 10 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 11	Seventh Amended and Restated Investors’ Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 10.1 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 12	Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 9, 2005

TCV IV, L.P.
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG
/s/ Carla S. Newell
By: Carla S. Newell, Authorized Signatory

RICHARD H. KIMBALL
/s/ Carla S. Newell
By: Carla S. Newell, Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 2	Series E Convertible Preferred Stock and Warrant Purchase Agreement dated June 12, 2003. (incorporated by reference from Exhibit 10.4 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 3	Form of E Warrant and E2 Warrant (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 4	Form of Contingent Warrant and Contingent Warrant 2 (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 5	SPA Form 1 (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 6	Exchange of Equity Agreement dated June 12, 2003 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 7	SPA Form 2 (incorporated by reference from Exhibit 7 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 8	SPA Form 3 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 9	SPA Form 4 (incorporated by reference from Exhibit 9 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 10	SPA Form 5 (incorporated by reference from Exhibit 10 to the Schedule 13D relating to the common stock of InPhonic, Inc filed on November 24, 2004)

Exhibit 11	Seventh Amended and Restated Investors’ Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 10.1 to the InPhonic, Inc.’s Form S-1 filed on June 12, 2004)

Exhibit 12	Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)